

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-mail
Mr. Stanton E. Ross
Chief Executive Officer
Infinity Energy Resources, Inc.
11900 College Blvd., Suite 204
Overland Park, Kansas 66210

> **Re:** **Infinity Energy Resources, Inc.**
> **Registration Statement on Form 10**
> **Filed May 13, 2011**
> **File No. 0-17204**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Exchange Act Section 12(g)(1). Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2.   Some of these comments will require changes to the Form 10, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports once you become subject to the reporting requirements. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended

Form 10 or new Exchange Act report we will find your responsive changes. Disclosure in the Form 10 should be accurate and current as of the date that the registration statement becomes effective by operation of law.

3. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Where a numbered comment includes more than one point, ensure that you fully respond to each point. This will minimize the need for us to repeat similar comments.

4. Please provide updated and consistent disclosure with each amendment. Without limitation, the following are examples of disclosure which requires updating or revision for purposes of consistency:

- Despite not having any production, you suggest that you "compete in virtually all facets of our businesses with numerous other companies in the oil and gas industry" (page 6);
- You disclose that you expect the EIS approval process to be "complete within 90 days" (page 28);
- You describe ongoing litigation under Legal Proceedings (page 37);
- In your Liquidity discussion, you do not provide the amount of funds drawn since December 31, 2010, nor do you disclose the amount available as of the latest practicable date (page 22, see also related disclosure in Note 9); and
- Disclosure at pages 3, 21, 24, and 25 suggests that you sold your producing properties in Colorado and Wyoming, there was no production in 2010, and the remaining values of Infinity-Texas and Infinity-Wyoming were written down to zero, but disclosure at pages 8, 12, and 15 suggests that there may yet be production or value in that regard.

5. Please provide a map(s) showing the location of any remaining properties.

6. Please amend your filing to update your financial statements as of and for the period ended March 31, 2011.

Business, page 3

7. We notice that you disclose the "success rate" for the Greater Green River Basin. If the success rate in Texas was less than the GGRB rate, please revise to provide the actual success rate for Texas as well.

Nicaragua, page 3

8. Please identify all the revenue sharing commitments and contingent fees payable with regard to your Nicaraguan concessions, and provide a cross reference to indicate where the reader may find the more detailed disclosure in that regard.

Revolving Credit Facility and Fifth Forbearance Agreement, page 5

9.   You disclose that the borrowing base deficiency must be cured by December 31, 2011 through the sale of assets, refinancing, or some other means of raising capital. Please disclose here the amount that must be repaid by that date.

Exploration and Production, page 6

Nicaragua Oil and Natural Gas Concessions, page 6

10.   You disclose that after the EIA has been formally approved, you expect to be cleared to commence 2-D and 3-D seismic activities in your concessions. If known, clarify what percentage of the 1.4 million acres in your Tyra and Perlas concessions you estimate might be limited to 2-D seismic mapping, and explain what, if any, impact this could have on the accuracy of your potential reservoir knowledge.

11.   Also discuss whether your inability to conduct 3-D seismic mapping on a large portion of your acres could have a material adverse effect on your ability to attract partners to assist in the exploration and development of your concessions.

Government Regulation of the Oil and Gas Industry, page 7

12.   Please discuss any Nicaraguan regulations applicable to your operations.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 21

Liquidity, page 22

13.   Please disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including required debt payments and the minimum required under the Nicaraguan concessions, as well as your expenses as a public company. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

2011 Operational and Financial Objectives, page 23

14.   You state that management does not expect any major problems gaining approval of your Environmental Impact Assessment (EIA) based on the previous approval granted Noble Energy, Inc. for its recently completed 3-D seismic mapping program on its Nicaraguan properties. If you retain the disclosure, please clarify how the approval received by a third party based on its 3-D mapping would relate to your situation.

Production and Other Operating Expenses, page 24

15.   You state that you have substantial doubt that any of the Texas leases are still in force
        and that you have discontinued the efforts to sell the property. Please reconcile this with
        your later statement that you are likely to continue to lose acreage as your liquidity
        concerns continue. Clarify if the Texas leases have been forfeited, or if any are still in
        effect. If any are still in effect, please disclose the remaining term of, and any obligations
        related to, any material leases or concessions.

16.   Quantify the potential or estimated amounts for future periods as a result of commitment
        shortfalls, and explain how you intend to resolve these matters. We note the related
        disclosure under "Delivery Commitments" in that regard.

Nicaragua, page 25

17.   Please revise to disclose explicitly when the six year exploration period ends.

Green River Basin, Northwest Colorado, page 26

18.   Please explain what properties these encompass. You earlier disclose that Infinity-
        Wyoming completed the sale of essentially all of its properties in Colorado and Wyoming
        to Forest Oil in 2008.

Security Ownership of Management, page 30

19.   You disclose in note (3) to the table that Mr. Ross pledged 929,200 common shares and
        all of his outstanding options. Revise to clarify whether the 340,000 options are included
        within the 929,200 entry shown in the table and footnote, and confirm that the amount
        accurately reflects the 10,000 shares sold to date, insofar as the amount pledged is equal
        to the amount shown as owned.

Directors and Executive Officers, page 30

20.   Revise the sketch for Mr. Hutchins to ensure that there are no gaps or ambiguities with
        regard to time in the five year history that Item 401(e) of Regulation S-K requires you to
        provide.

21.   You disclose on page 31 that since the first quarter of 2007, Mr. Ross has devoted the
        majority of his time to Digital Allay, Inc., where he serves as Chairman, President and
        Chief Executive Officer. Disclose the approximate percentage of his professional time
        that he devotes to your business.

Executive Compensation, page 32

22.   Define "Committee" and identify its members at first reference. We note the related disclosure at page 35.

23.   Similarly, clarify the reference to Concessions as used in the Summary Compensation Table and at page 34. You previously define and later refer to the "Nicaraguan Concessions" apparently in the same context.

24.   Explain how you derived the amounts for the tabular entries under "Non Equity Incentive Plan Compensation" for Messrs. Hutchins and Ross. In that regard, the disclosure at page 36 suggests that the reference is to revenues that will result from the Nicaraguan Concessions.   Also explain why the agreement filed as Exhibit 10.26 refers to 8/8ths rather than "all" or 100%.

25.   Clarify that the one percent referenced is to be divided equally three ways, or revise to explain how it will be divided among the Assignees.

26.   Clarify when and with whom the "arms-length negotiations" referenced at page 33 under "Salaries" took place.

27.   Revise to clarify whether Mr. Hutchins receives both a stated salary and also bills his services at his accounting firm's normal standard billing rate. In this regard, note 8 to the financial statements explains that you currently do not have any employees and that the staff of your CFO provides the office services, billed at the CFO firm's standard billing rate plus out-of-pocket expenses. The expenses billed are disclosed as $142,117 and $175,990 in 2010 and 2009, respectively; the same amounts included under "all other compensation" in the summary compensation table for Mr. Hutchins. Please clarify if this money was paid to Mr. Hutchins as compensation, or is included as some other expense in your financial statements.

28.   Also explain why there are different amounts shown as "billed" and "due" at page 36.

Certain Relationships and Related Transactions, page 36

29.   Revise to quantify the actual "Funding Amount" as defined in the fourth paragraph, and clarify the potential redemption dates and amounts required in each case.

Legal Proceedings, page 37

30.   Please disclose the amount of damages and/or the relief sought, and also provide current information regarding the status of all material pending litigation. See Item 103 of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-8

31.   We note your disclosure which indicates your unevaluated properties are subject to impairment testing. Please clarify and disclose the method in which you test such unevaluated properties for impairment. In addition, tell us whether your unproved properties account includes evaluated properties that are subject to amortization. Refer to Item 4-10(c)(3)(ii)(a) of Regulation S-X.

Note 2 - Debt, page F-12

Subordinated Note Payable, page F-14

Debt Discount, page F-14

32.   We note your disclosure that you reduced your unproved properties account in connection with recording a debt discount on the subordinated notes payable. Please tell us:

   *   why you netted the liability associated with the issuance of the revenue sharing interest with your unproved properties;
   *   if the revenue sharing agreements attach to the property in the event of sale;
   *   whether you test the property account net of the aforementioned liability.

33.   Explain to us, in reasonable detail, how the value of the one percent revenue sharing interest granted in connection with the subordinated note payable was determined.

Note 5 – Supplemental Oil and Gas Information, page F-16

Costs Incurred in Oil and Gas Activities

34.   Describe for us the specific nature of the costs capitalized as property acquisition costs during your two most recent years. See the definition at Rule 4-10(a)(1) of Regulation S-X.

Costs Not Being Amortized

35.   Revise your disclosure of costs not being amortized to present this information by category of cost. See Rule 4-10(c)(7) of Regulation S-X.

Exhibits

36.   File all exhibits and properly label them. In that regard, you have not filed via EDGAR exhibits tagged as 10.16, 10.21, 10.24, and 10.27, and the exhibit you list as 10.28 in your index actually was filed as exhibit 10.29. Also clearly identify when and with what filing any previously filed exhibit was provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Cannarella at (202) 551-3337, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or, in his absence, to Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director